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                           May 25, 2021

       Aris Kekedjian
       President, Chief Executive Officer and Director
       Icahn Enterprises L.P.
       16690 Collins Avenue, PH-1
       Sunny Isles Beach, FL 33160

                                                        Re: Icahn Enterprises
L.P.
                                                            Form S-4 Filed May
18, 2021
                                                            File No. 333-256259

       Dear Mr. Kekedjian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gordon at 202-551-3866 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing